GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com
One Benham Place 9400 North Broadway, Suite 600 Oklahoma City, OK 73114 Ph 405.600.0711 Fax 405.600.0600

June 11, 2007

Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance

Re:  GMX Resources Inc.’s Form 10-K for fiscal year ended December 31, 2006

Dear Tracie:

Enclosed are the responses in regards to your comment letter received May 18, 2007.  The responses will follow the chronological order of your letter.

1.	General - Please correct the Commission File Number indicated on the cover of your annual report to be 001-32977, which took effect with your filing of Form 8-A12B on August 8, 2006.

Response:   The Commission File Number will be changed on an amended 10-K/A to be filed at the completion of this review process.

2.	Availability of Information, page 11 – Please revise the SEC address to reflect 100 F Street N.E., Washington D.C., 20549

Response:   The SEC address on page 11 will be changed on an amended 10-K/A to be filed at the completion of this review process.

3.
Statement of Cash Flows, page F-8 – We note you present a subtotal within net cash provided by operating activities of ‘net cash provided by operating activities before working capital changes.’  As there is no provision for this subtotal presentation in SFAS 95, please amend your filing to remove the subtotal.

Response:   The subtotal within the net cash provided by operating activities in the Statement of Cash Flows on page F-8 will be removed on an amended 10-K/A to be filed at the completion of this review process.

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

4.
Property and Equipment, page F-10 – You state, “Net capitalized costs are limited to the estimated future net revenues, discounted at 10% per annum, from proved oil, natural gas, and natural gas liquid reserves.”  Please expand your disclosure to further explain whether, and if so how, you have addressed: (i) the costs of properties not being amortized; (ii) the lower of cost or estimated fair value of unproven properties included in costs being amortized; and (iii) the income tax effects related to differences between book and tax basis of your properties, in assessing the limitation on your capitalized costs.  Refer to Rule 4-10(c)(4) of Regulation S-X for further guidance.

Response:   Upon further review of Rule 4-10(c)(4) of Regulation S-X our previous full cost footnote disclosure will be amended as follows:

PROPERTY AND EQUIPMENT:  The Company follows the full cost method of accounting for its oil and gas properties.  Accordingly, all costs incidental to the acquisition, exploration and development of oil and gas properties, including costs of undeveloped leasehold, dry holes and leasehold equipment are capitalized.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Capitalized costs are subject to a “ceiling test,” which basically limits such costs to the aggregate of the “estimated present value,” discounted at a 10-percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions,plus the lower of cost or fair value of unproved properties.Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues less estimated future expenditures to be incurred in developing and producing the proved reserves less any related income tax effects.  Capitalized costs are depleted by an equivalent unit-of-production method, converting oil to gas at the ratio of one barrel of oil to six thousand cubic feet of natural gas.  No gain or loss is recognized upon disposal of oil and gas properties unless such disposal significantly alters the relationship between capitalized costs and proved reserves.  Revenues from services provided to working interest owners of properties in which GMX also owns an interest, to the extent they exceed related costs incurred, are accounted for as reductions of capitalized costs of oil and gas properties.

5.	Revenue Recognition and Natural Gas Balancing, page F-11 – You state, “Oil and gas revenues are recognized when sold.” Please expand your disclosure to clarify

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

how the timing of recognition indicated compares to when product conveyance occurs and the point at which ownership and all risk of loss transfers to the buyer.  It should be clear how your policy complies with the criteria described in SAB Topic 13.

Response:   Upon further review of SAB Topic 13 our previous revenue recognition footnote disclosure will be amended as follows:

REVENUE RECOGNITION AND NATURAL GAS BALANCING:  Oil and gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectibility of the revenue is probable.  Delivery occurs and title is transferred when production has been delivered to a purchaser’s pipeline or truck.

6.
Note B – Property and Equipment, page F-18 – We note you have not fully complied with the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X, for full cost companies, to present by category of cost total costs excluded from amortization as of the most recent fiscal year, in each of the three most recent fiscal years, and in the aggregate for any earlier fiscal years.  In addition, a description of the current status of your significant properties, as well as the anticipated timing of the inclusion of costs in the amortization computation, should be disclosed.

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

Response:   Upon further review of Rule 4-10(c)(7)(ii) of Regulation S-X our previous property and equipment footnote disclosure will be amended as follows:

NOTE B--PROPERTY AND EQUIPMENT

Property and equipment included the following:

	December 31,
	2005	2006
Oil and gas properties:
Subject to amortization	$67,130,448	$173,050,284
Acquisition costs not subject to amortization:
Acquired in 2006	—	597,630
Acquired in 2005	1,255,680	288,262
Acquired in 2004	432,880	238,981
Acquired prior to 2004	101,256	—
	1,789,816	1,124,873
Accumulated depreciation, depletion, and amortization	(9,992,867)	(16,874,796)
Net oil and gas properties	58,927,397	157,300,361
Other property and equipment	17,044,734	43,097,326
Less accumulated depreciation	(1,793,781)	(3,742,057)
Net other property and equipment	15,250,953	39,355,269
Property and equipment, net of accumulated Depreciation, depletion, and amortization	$74,178,350	$196,655,630

As of December 31, 2005 and 2006, only certain acquisition costs were not subject to amortization as it is still undetermined whether or not proved reserves can be assigned to such properties.  Subject to industry conditions, evaluation of most of these properties, and the inclusion of their costs in the amortized capital costs is expected to be completed within three years.

In addition to the above change, the capitalized costs of unproved properties that are excluded from amortization will be shown separately on the balance sheet.
7.
Note N – Subsequent Event – Common Stock Offering, page F-29 – We note your disclosure stating on February 7, 2006, you sold two million shares of common stock.  We understand from your disclosure on page 38 that this transaction took place in February 2007.  Please revise your disclosure accordingly.

Response:   Note N will be corrected to state February 7, 2007 on an amended 10-K/A to be filed at the completion of this review process.

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

8.	Exhibit 31 – Please revise each of your certifications required by the Exchange Act Rule 13a-14(a) so as not to include the title of the certifying individual at the beginning of the certification.

Response:   Revised certifications will be included on an amended 10-K/A to be filed at the completion of this review process.

Engineering Comments

9.	General – Please provide us a copy of your 2006 detailed reserve report, preferably on CD-ROM or other electronic medium

Response:   CD-Rom of 2006 detailed reserve report will be mailed directly to Tracie Towner.

10.
Risk Factors Related to the Oil and Gas Industry, page 15 – Estimating our reserves and future net cash flows is difficult to do with any certainty, page 16 – We note your disclosure stating that estimating your reserves is “…difficult to do with any certainty,” making it unclear as to whether you possess the geological and engineering data necessary to demonstrate with reasonable certainty that you would be able to recover the proved reserves that you report in the filing under existing economic and operating conditions.  Unless you can also show how this view would be consistent with having concluded that recovery is reasonably certain, as would be required under the definition set forth in Rule 4-10(a)(2) of Regulation S-X, revise the reserves to a volume which you are reasonably certain of recovering.  Otherwise, if you reasonably certain of recovering the reserves you disclose as proved, then please revise your risk factor to not state estimating them is difficult to do with any certainty.

Response:   We have revised the title of the estimating reserves risk factor on page 16 to read as “Estimates of proved natural gas and oil reserves and present value of proved reserves are not precise.”  The revised caption will be included on an amended 10-K/A to be filed at the completion of this review process.

11.
Properties, page 19, East Texas, page 20 – You report that you received approximately $2.8 million in funding from PVOG which is repayable from 75% of your production proceeds from the wells financed.  Please tell us how you are adjusting your reported production and reserves for this production payment.

Response:   During a portion of 2004, PVOG used two rigs under an amendment to our agreement whereby PVOG agreed to purchase a dollar denominated production payment from us to finance our share of costs of drilling using the second rig.  As a result of this being a financing transaction, we have not adjusted our reported production or reserves for this production payment.

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

12.
Supplemental Oil and Natural Gas Reserve Data, page F-26 – You indicate your reserve quantity information is based on reports prepared by independent petroleum engineers.  Tell us if this coincides with your disclosure on page 23, stating that your proved reserves as of December 31, 2006 were estimated by MHA Petroleum Consultants, Inc. “in association with Sproule Associates Inc,” and means that independent engineers determined the reserves you report as proved reserves,  If this not the case, tell us who determined your reported proved reserves and how the reported reserves were based on or impacted by the reports prepared by the independent engineers.

Response:   The reserve quantity information on page F-26 is based on reports prepared by MHA Petroleum Consultants, Inc. in association with Sproule Associates, Inc.

Please revise your disclosure under this heading and on page 23 to describe the extent of involvement by each of the firms identified,  As the document appears to be incorporated into a previously filed registration statement, you may need to obtain and attach updated consents from those firms to comply with Item 601(b)(23)(ii) of Regulation S-K.

Response:   In previous years, Sproule’s Denver office performed the evaluation of our reserves.  During 2006, all the principals working with Sproule elected to resign from Sproule, and sign on with MHA.  As a result of the principals leaving, Sproule’s head office in Canada elected to shut down the Denver office.  MHA has never been associated in any way with Sproule, other than as a subcontractor.  Sproule contracted MHA Petroleum Consultants to assist in the evaluation of our reserves.  The final reserve report was prepared on Sproule letterhead and indicates in the opening paragraph of the reserve report that Sproule Associates Inc. prepared the report in association with MHA Petroleum Consultants.  The reserve report is signed by a representative of Sproule and MHA Consultants.  Based on the above, we feel our description accurately describes the extent of involvement by each of the firms identified.

A consent from the independent petroleum engineers and geologists will be included on an amended 10-K/A to be filed at the completion of this review process.

13.
We note that you report numerous significant reserve changes in your reserve table, including discoveries and extensions.  Please disclose the reason for the significant reserve changes to comply with paragraph 11 of SFAS 69.  Please include details sufficient to understand the basis for these additions, relative to your disclosure on page 25, stating that you drilled no exploration wells in the last three years.

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

Response:   The reserve changes are the direct result of additional drilling on our acreage in East Texas, specifically the exploitation of the Cotton Valley formation.  Over the past several years, as GMX has drilled Cotton Valley wells, additional offsets have been proved (using SEC definitions of offset as only within one spacing unit of an existing producer or test).  The locations added to the year-end SEC report because of this process provide most of the reserve additions.  Most of the Cotton Valley locations drilled over the past three years have been proved undeveloped (PUD) locations from the previous years’ report, though some were drilled more than one spacing unit away from a (then) current producer or tested well.  In these few cases, the wells are not considered exploratory given the nature of the Cotton Valley sands in this area of East Texas (continuous, with no dry holes drilled in the area).  Additionally, GMX has acquired additional acreage over the past three years that also contributed to the addition of PUD reserves.

In addition to this, small reserve additions in shallower zones (proved behind pipe, or PBP) may be added in new Cotton Valley wells (again subject to the one offset location rule for these shallower zones).

The “Drilling Results” table on the top of page 25 shows the number of development wells drilled over the past three years.  In addition, the Statement of Cash Flows indicates the investment in additions to oil and gas properties has increased from $8.5 million in 2003 to $130.6 million in 2006.  GMX’s increased drilling activity in the Cotton Valley has resulted in a significant increase in reserves over the past three years.

In order to comply with paragraph 11 of SFAS 69, the following paragraph will be added beneath the proved reserve table on page F-26:

The increase in proved reserves from extensions, discoveries, and other additions is the direct result of additional drilling on the Company’s acreage in East Texas, specifically the exploitation of the Cotton Valley formation.  Over the past several years as the Company has drilled Cotton Valley wells, additional offsets have been proved (using SEC definitions of offset as only within one spacing unit of an existing producer or test).

14.
We note that the reserve life of your proved developed gas reserves has increased from approximately 11 years to 18 years in the last two years.  Tell us the reasons for this apparent delay in the timetable for producing your reserves, and the approximate timing of development of your undeveloped reserves.

Response:   Based on the proved developed natural gas reserve amounts disclosed on page 23 and the annual natural gas production disclosed on page 30, we have calculated the natural gas reserve life to be as follows:

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

	2006	2005	2004
Ending proved developed reserves	70,801	41,503	18,980
Annual production	3,915	1,930	1,049

Reserve life	18.08	21.5	18.09

Based on our calculations, the trend of the natural gas reserve lives are consistent.

15.	Please provide us with a graph or table indicating what year the undeveloped reserves were originally booked as proved and how many of those reserves remain as undeveloped each year thereafter.

Response:

See table in #16 below for table showing development of undeveloped reserves.

16.
Please explain how many reserves you have converted from proved undeveloped to proved developed, in each of the preceding three fiscal years, after spending the reported development costs of $139.4 million between 2004 and 2006.

Response:

The following table shows, by year, the development of proven undeveloped reserves and remaining undeveloped proved reserves:

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

All Reserve Figures in Net MMCFE	2004	2005	2006	Totals
YE 2004 PUD reserves	41,828			41,828
Converted to PDP (or PNP, etc.) during 2005	(18,019)			(18,019)
Adjustments to PUD reserves during 2005	(166)			(166)
2005 Added PUD reserves		92,237		92,237
YE 2005 PUD reserves (by year added)	23,643	92,237		115,880
Converted to PDP (or PNP, etc.) during 2006	(22,043)	(17,804)		(39,847)
Adjustments to PUD reserves during 2006	—	10,613		10,613
2006 Added PUD reserves			95,274	95,274
YE 2006 PUD reserves (by year added)	1,600	85,046	95,274	181,920

Adjustments are for changes in economics (i.e. different cutoffs with different pricing, expenses, etc.), technical reserve changes, changes in NRI and timing issues.

17.	Please tell us how many undeveloped well locations offsetting each horizontal well are associated with your proved undeveloped reserves.

Response:  As of December 31, 2006, GMX had three 100% owned horizontal wells.  The undeveloped well locations offsetting each horizontal well with proved undeveloped reserves were as follows:

•	Cadenhead 6H (with an in-zone length of 2,202 feet) has three offsetting vertical PUDS
•	Cadenhead 9H (with an in-zone length of 2,749 feet) has two offsetting vertical PUDS
•	Baldwin 5H (with an in-zone length of 2,259 feet) has two offsetting vertical PUDS

In connection with responding to the SEC’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

GMX RESOURCES INC.
NASDAQ GM: GMXR
www.gmxresources.com

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 405-600-0711 (ext 316) or Jim Merrill at 405-600-0711 (ext 305) if you have any questions or need additional information.

Sincerely,

/s/ Ken L. Kenworthy, Sr.

Ken L. Kenworthy, Sr.
Chief Financial Officer
GMX Resources Inc.